EXHIBIT 23.4

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 25, 2005 relating to the consolidated financial statements of Acadia Power Partners, LLC and Subsidiary, which appears in Cleco Corporation's Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2004.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
August 12, 2005